

SECUR 02007849 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAR 28 2002

SEC FILE NUMBER
8-~~029411~~ 44320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centurion Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 East 64th Street
(No. and Street)

New York,	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Geller (212) 758-7611
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway	New York,	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Geller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Capital Group, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

MICHAEL S. PARADISE
Notary Public, State of New York
No. 31-4977329
Qualified in New York County
Commission Expires February 4, ~~1993~~ 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

**TO THE PARTNERS OF
CENTURION CAPITAL GROUP, L.P.:**

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Centurion Capital Group, L.P. as of December 31, 2001 and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Capital Group, L.P. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2002

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents - Notes 2 and 8	$ 20,209,336
Equity securities owned - Note 2:	
Marketable, at market value	22,147,230
Not readily marketable, at estimated fair value	15,000
Receivable from broker	3,368,880
Interest and dividends receivable	41,351
Property and equipment, net - Notes 2 and 5	71,690
Other assets	66,838
TOTAL ASSETS	$ 45,920,325

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Equity securities sold, not yet purchased, at market value - Notes 2 and 7	$ 21,626,788
Payable to broker	4,444,626
Payable for capital withdrawals	872,563
Accrued expenses	97,788
Total Liabilities	27,041,765
COMMITMENTS AND CONTINGENCIES - NOTES 7 AND 8	
PARTNERS' CAPITAL - NOTE 9	18,878,560
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 45,920,325

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Trading income, net:		
Realized loss on investments, net	$ (2,368,573)	
Unrealized gain on investments, net change	2,060,345	
Total Revenues		**$ (308,228)**
INVESTMENT INCOME:		
Income:		
Interest	1,302,991	
Dividends	425,868	
	1,728,859	
Expenses:		
Interest	614,522	
Dividends on securities sold short	580,441	
	1,194,963	
Net Investment Income		**533,896**
OPERATING EXPENSES:		
Clearance charges	1,160,829	
Management fees	232,480	
Computer consulting	148,935	
Professional fees	88,442	
Depreciation and amortization	11,384	
Other	84,263	
Total Operating Expenses		**1,726,333**
NET LOSS		**(1,500,665)**
SPECIAL ALLOCATION TO THE GENERAL PARTNER		**0**
NET LOSS AVAILABLE TO ALL PARTNERS		**$ (1,500,665)**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Partners' Capital, January 1, 2001	**$ 22,746,418**
Contributions	**680,000**
Withdrawals	**(3,047,193)**
Allocation of Net Loss:	
Special allocation to the General Partner	-
Net loss available to all partners	**(1,500,665)**
Partners' Capital, December 31, 2001	**$ 18,878,560**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (1,500,665)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 11,384	
Decrease in:		
Equity securities owned	37,642,102	
Receivable from broker	27,024,683	
Interest and dividends receivable	191,907	
Increase (decrease) in:		
Equity securities sold, not yet purchased	(33,405,309)	
Payable to broker	(35,548,846)	
Due from affiliate and other	139,477	
Accrued expenses	31,011	
Total adjustments		(3,913,591)
Net Cash Used in Operating Activities		(5,414,256)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property and equipment		(72,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' contributions	680,000	
Partners' withdrawals	(2,174,948)	
Repayment of amounts due to partners	(2,090,676)	
Net Cash Used in Financing Activities		(3,585,624)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,072,302)
CASH AND CASH EQUIVALENTS:		
Beginning of year		29,281,638
End of year		$ 20,209,336
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		$ 703,876
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:		
Unpaid capital withdrawals		$ 872,563

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2001

Investment in Securities	% of Partners' Capital	Fair Value
COMMON STOCKS:		
United States:		
Advertising	0.43	$ 81,456
Aerospace and Defense	1.76	333,111
Aircrafts	1.45	273,717
Automobile Parts	2.32	438,631
Basic Materials	9.80	1,849,800
Business Services	0.79	148,639
Clothing and Footwear	1.39	262,284
Communications	2.58	487,310
Computer and Related Services and Products	6.78	1,279,280
Conglomerates	1.53	288,160
Construction Supplies and Fixtures	4.73	892,921
Consumer - Noncyclic	0.16	30,226
Electrical Products	1.50	283,671
Energy	9.33	1,762,121
Engineering Services	2.85	539,220
Financial and Investment Services	24.64	4,651,928
Food Products	3.84	725,159
Household Products	1.37	259,193
Insurance	7.75	1,464,227
Liquors and Other Beverages	1.15	217,280
Medical Products and Services	5.05	954,047
Personal Service	0.31	58,110
Printing	0.11	20,601
Publishing	0.54	101,635
Recreational Activities	0.40	74,904
Research	0.08	14,472
Retails	13.22	2,495,627
Technology	3.41	644,302
Transportation	3.35	632,756
Travel	1.01	189,981
Utilities	3.16	598,114
Waste Management Service	0.10	18,278
Total United States (cost $22,617,418)	116.89	22,071,161
Canada		
Basic Materials	0.35	67,157
Communications	0.13	23,912
Total Canada (cost $95,439)	0.48	91,069
TOTAL COMMON STOCKS (cost $22,712,857)	117.37	**$ 22,162,230**

* No Individual Security Exceeded 5% of Partners' Capital.

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2001

Securities Sold Short	% of Partners' Capital	Fair Value
COMMON STOCKS:		
United States:		
Aircrafts	1.55	$ 292,851
Automobile Parts	0.37	70,298
Basic Materials	6.09	1,149,610
Business Services	0.04	7,412
Clothing and Footwear	1.94	365,670
Communications	0.21	39,671
Construction Supplies and Fixtures	7.33	1,383,507
Electrical Products	1.18	223,121
Energy	7.70	1,454,754
Financial and Investment Services*	50.33	9,502,863
Food Products	2.32	438,289
Household Products	1.33	250,857
Insurance	2.54	480,402
Liquors and Other Beverages	0.40	75,026
Medical Products and Services	8.70	1,642,596
Personal Service	0.88	166,685
Publishing	0.43	81,323
Retails	11.00	2,076,844
Technology	2.46	465,301
Transportation	2.48	468,061
Utilities	4.94	931,870
Total United States (proceeds $20,179,443)	114.22	21,567,011
Canada		
Basic Materials	0.32	59,777
Total Canada (proceeds $58,154)		
TOTAL SECURITIES SOLD SHORT (proceeds $20,237,597)	114.54	**$ 21,626,788**

* See Schedule of Securities Exceeding 5% of Partners' Capital.

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2001

Securities Exceeding 5% of Partners' Capital	Industry	% of Partners' Capital	Shares of Principal Amount	Fair Value
SECURITIES SOLD SHORT:				
UNITED STATES:				
Common Stocks:				
Standard & Poors Depository Receipts	Financial and Investment Services	46.62	77,000	$ 8,802,640

See the accompanying Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Centurion Capital Group, L.P. (the "Partnership") is a Delaware limited partnership registered as a non-clearing broker-dealer with the Securities and Exchange Commission and as a Member Firm of the National Association of Securities Dealers, Inc. The Partnership will continue until January 1, 2022 unless sooner terminated as provided for in the Partnership Agreement.

The Partnership engages in proprietary trading of equity securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents include money market funds.

Income Taxes:

The Partnership is not subject to income taxes. The partners report their distributive share of realized income or loss on their own tax returns.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are provided by the declining balance and straight-line methods over the estimated useful lives of the assets which are generally five or seven years. Leasehold improvements are amortized at the lesser of the assets' useful lives or term of lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition and Valuation of Securities:

The Partnership records purchases and sales of securities and income related to security transactions on a trade date basis. Marketable securities owned or sold but not yet purchased are carried at market value. The resulting differences between cost and market are included in income. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Investments in securities and securities sold short are valued at their last sales price on the date of valuation or, in case no such sale takes place on such day, at their closing bid price if the securities are held long or the last asked price if the securities are held short.

Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures established by the General Partner.

NOTE 3 - SPECIAL RESERVE ACCOUNT:

The Partnership is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission, since it is exempt, under Section (k)(2)(ii) of the Rule.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Partnership had net capital of $11,949,930 which was $11,849,930 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .081 to 1.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment consist of:

Office equipment	$181,332
Furniture and fixtures	22,696
Leasehold improvements	6,501
	210,529
Less: Accumulated depreciation and amortization	138,839
	$ $71,690

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Partnership Agreement provides for management fees payable to an affiliate of the General Partner at a rate of .083% of the net asset value of the Partnership at the beginning of each month (1% per annum). The Partnership also charged an affiliated offshore investment company $89,268 for trading related costs. Included in other assets is an amount due from the affiliate of $55,903.

NOTE 7 - MARKETABLE SECURITIES SOLD NOT YET PURCHASED:

The Partnership is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Partnership is required to maintain collateral with the broker to secure these short positions.

NOTE 8 - CASH EQUIVALENTS AND CUSTODY CONCENTRATIONS:

Cash equivalents include:

Balance at broker	$20,027,816
Cash at bank	181,520
	$20,209,336

Substantially all of the Company's securities balances are held by one brokerage firm. Securities balances in excess of insurance coverages are secured by the good faith and credit of the brokerage firm.

NOTE 9 - ALLOCATION OF INCOME (LOSS):

The net income of the Partnership is allocated to the partners in proportion to their respective capital accounts. However, the General Partner is entitled to a performance allocation. Generally, the General Partner receives a performance allocation of partnership income calculated with respect to the return on equity on partners' capital, whereby the General Partner is allocated a percentage which ranges from 20% to 50% of partnership income in each Accounting Period, provided there does not exist any cumulative income deficiency or cumulative preferred return deficiency (as specified in the Partnership Agreement), which must be recouped before any such allocation is made to the General Partner. The General Partner has waived any performance allocation which it is entitled to for the year.

NOTE 10 - FINANCIAL HIGHLIGHTS:

Ratio of Expenses to Average Limited Partners' Capital	
Operating expenses	(7.42)%
Performance reallocation	- %
Total Expenses and Performance Reallocation	(7.42)%
Ratio of Net Investment Income to Average Limited Partners' Capital	
Net Investment Income	2.30%
Total Return	
Total return before performance reallocation	(7.14)%
Performance reallocation	- %
Total Return	(7.14)%

The expense and performance reallocation ratios, the net investment income ratio, and the total return percentage are calculated for the Limited Partners taken as a whole. The computation of such ratios and return based on the amount of expenses charged to and performance reallocation from any specific Limited Partner may vary from the overall ratios presented in the financial statements as a result of such items as differing management fee and performance reallocation arrangements, loss carryforwards, and the timing of capital contributions and withdrawals.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE PARTNERS OF
CENTURION CAPITAL GROUP, L.P.:

We have audited the accompanying financial statements of Centurion Capital Group, L.P. at December 31, 2001 and have issued our report thereon dated February 9, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2002

SCHEDULE I

CENTURION CAPITAL GROUP, L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART 11A FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2001

PARTNERS' CAPITAL		**$ 18,878,560**
NONALLOWABLE ASSETS:		
Nonmarketable securities	$ 15,000	
Property and equipment and other assets	138,528	
		153,528
Net Capital Before Haircuts on Securities		**18,725,032**
HAIRCUTS ON SECURITIES:		
Securities	5,735,582	
Undue concentration	1,039,521	
		6,775,102
NET CAPITAL		**11,949,930**
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $970,351 OR $100,000 WHICHEVER IS GREATER		**100,000**
EXCESS NET CAPITAL		**$ 11,849,930**
NET CAPITAL AS REPORTED PER COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING AS OF DECEMBER 31, 2001		**$ 11,933,077**
DIFFERENCES DUE TO AUDIT ADJUSTMENTS		**16,853**
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)		**$ 11,949,930**
TOTAL AGGREGATE INDEBTEDNESS		**$ 970,351**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.081 to 1**

See Independent Auditors' Report on Supplementary Information.

CENTURION CAPITAL GROUP, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

During the period ended December 31, 2001, the Company met the requirements for exemption from the provisions of Rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to the rule.

In addition, because of the exemption under this rule, no information relating to the possession or control requirements is presented.

See Independent Auditors' Report on Supplementary Information.

CENTURION CAPITAL GROUP, L.P.

OATH OR AFFIRMATION

To the best of the undersigned's knowledge and belief, the information contained in the foregoing financial statements for the period ended December 31, 2001 is accurate and complete.

Paul S. Geller, as member of Gelco Management Co., L.L.C., the General Partner of CFG Capital, L.P, the General Partner and commodity pool operator of Centurion Capital Group, L.P.

CENTURION CAPITAL GROUP, L.P.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

A CLAIM OF EXEMPTION HAS BEEN FILED WITH THE COMMODITY FUTURES TRADING COMMISSION PURSUANT TO RULE 4.12 (b) OF THE COMMODITY FUTURES TRADING COMMISSION REGULATIONS WITH RESPECT TO CERTAIN OF THE DISCLOSURE, REPORTING AND RECORD KEEPING REQUIREMENTS OTHERWISE APPLICABLE TO COMMODITY POOLS.

CENTURION CAPITAL GROUP, L.P.

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

CENTURION CAPITAL GROUP, L.P.

REPORT INDEX

DECEMBER 31, 2001



MAR 2 8 2002

CENTURION CAPITAL GROUP, L.P.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

TO THE PARTNERS OF
CENTURION CAPITAL GROUP, L.P.:

In planning and performing our audit of the financial statements of Centurion Capital Group, L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and CFTC Regulation 1.17; and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; the daily computation of segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission and CFTC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's and CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Centurion Capital Group, L.P. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and Regulation 1.16 of the Commodity Futures Trading Commission and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2002